FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Code of Business Conduct

Item 1

Code of Business Conduct

DOING THE RIGHT THING

CODE OF BUSINESS CONDUCT

www.cn.ca

In this document, Canadian National Railway Company, together with its wholly-owned subsidiaries, is sometimes referred to as “the Company,” or “CN,” “we” or “us,” and in the possessive sense as “our” or “ours.” CN employees are sometimes referred to as “you,” and in the possessive sense as “your” or “yours.”

Additionally, first names used in the examples in the Code are used for illustrative purposes only and do not refer to any CN employee, present or former, retired, living or deceased.

“The Code” or “This Code” refers to this document.

This Code summarizes or references various Company policies and practices into a single document for your convenience. Most of CN’s policies are accessible on CN’s electronic portal (ePortal) in the Employee Self-Service section under Policies and Guidelines. As such, should there be a contradiction between the Code and a policy, the policy will prevail.

When faced with a decision, ask yourself the following questions:

•	Is the decision I am about to make legal?

•	Does it comply with CN policies, including the Code?

•	How will it affect the Company, me, my fellow employees, customers, suppliers, competitors, regulators, communities where we operate and others?

•
Would I feel uncomfortable or embarrassed with the situation if it were reported to my supervisor or to senior management or covered on the front page of a national newspaper or as the lead story in a national newscast?

•	Should I ask for help prior to making this decision?

When faced with a difficult decision involving ethics or if you cannot answer any of these questions with certainty, never hesitate to seek advice from your supervisor, your Human Resources representative or the CN Law Department.

Table of Contents

A message from the President and CEO	4

GETTING ON BOARD	7
Getting Help	8
What this Code Means to You	9
Who is Subject to this Code?	10
Amendments and Waivers	10

KNOW AND ACT	11
Employee Responsibilities	13
Additional Responsibilities for Leaders	14
Duty to Report Code Violations – Real or Potential	15

RUNNING OUR RAILROAD	17
CN’s Guiding Principles	18
CN’s General Business Tenets	19
Communication of Corporate Information	19

RESPECT IN THE WORK ENVIRONMENT	21
Safe, Secure, Violence-free, Smoke-free	23
Drugs and Alcohol	26
Diversity and a Non-discriminatory, Harassment-free Environment	28
What is Harassment?	29
Environment	31

PUTTING OUR
REPUTATION FIRST	35
Conflicts of Interest	37
Competition and Antitrust	41
International Operations and Trade Controls	45

SAFEGUARDING WHAT’S OURS	49
Protecting CN’s Assets	51
Confidentiality	52
Compliance with Insider Trading and Other Legal Requirements	55
Corporate Disclosure	57
Financial Records Integrity	58
Information Security	60
Social Media	63
Records and Document Retention	66

MAKING A DIFFERENCE	69
Community Activities and Investment	71
Political Activities	72

A DUTY TO REPORT	79
Compliance Standards and Procedures	81
Reporting Accounting and Auditing Matters	81
Reporting Violations Under the Code	82
CN’s Ombudsman	82
CN’s Promise	83

INDEX	84

A message from the President and CEO

Dear fellow railroaders,

As one of North America’s leading railroads, we know people expect the best of CN. And we take that responsibility very seriously.

A good reputation takes years to earn but can be lost in a few seconds. That is why we must always engage our many stakeholders with trust and integrity and maintain a positive image in all aspects of our business across the continent. We are 23,000 employees strong and from the top down, every connection we make with each other, our customers and all the other stakeholders who affect our business must be beyond reproach. Acting responsibly is central to achieving sustainable business success.

In our daily activities we face a variety of issues and good judgment and responsible business practices help us do the right thing in many cases. But for problematic situations there are always resources and tools at our disposal. For example, our leadership values and competencies provide a clear, consistent and simple model of behaviour and our Code of Business Conduct also helps us deal professionally with the issues as they arise.

With real-life examples, CN’s Code of Business Conduct is a practical guide for our actions as railroaders and outlines our commitment to the highest standards of ethical business principles.

We made sure to keep this Code in an easy-to-read format so you can refer to it as often as needed. But to maintain our reputation in the industry we cannot just read the Code, we must live it and apply it every day.

Whether you recently joined CN or have been working for the Company for many years, I encourage you to read our Code of Business Conduct and let it guide you in your day-to-day duties. If you have any questions or concerns about anything contained in the Code, do not hesitate to talk to your supervisor first and, if need be, to contact the appropriate resources listed in this booklet.

Thank you,

/s/ Claude Mongeau
Claude Mongeau
President and CEO

6-7

THIS DOCUMENT REFERS YOU TO INDIVIDUALS OR GROUPS WHO CAN HELP YOU DEAL WITH CODE-RELATED ISSUES.

GETTING HELP

CN LAW DEPARTMENT
514-399-6627| 1-866-996-6627

HUMAN RESOURCES CENTRE
1-877-399-5421

CN POLICE
1-800-465-9239

CN PUBLIC AFFAIRS / PUBLIC INQUIRY LINE
1-888-888-5909

CN INVESTOR RELATIONS DEPARTMENT
514-399-0052

CN ENVIRONMENT AND SUSTAINABILITY DEPARTMENT
514-399-7400
1-800-465-9239 for reporting environmental incidents

CN’s OMBUDSMAN
1-866-226-8968 | ombudsman@cn.ca

CN’s HOTLINE
1-800-925-5974 | www.reportanissue.com

WHAT THIS CODE MEANS TO YOU

This is an updated version of the previous CN Code. While it covers many situations you might face, it can’t specifically address every situation you might encounter.

Should you find yourself in a situation not covered in the Code, contact your immediate supervisor or your Human Resources representative for assistance. Other CN documentation and policies may also provide useful information.

As a CN employee, you are expected to be familiar with the Company’s Code of Business Conduct and policies, and understand how they apply to you and your job. Should there be a contradiction between the Code and a CN policy, the policy will prevail. Company policies are accessible on CN’s electronic portal (ePortal) in the Employee Self-Service section under Policies and Guidelines. We must go beyond merely complying with the various applicable laws and regulations – we must understand that everything we do and say can have a potential impact on the Company and on the people we encounter every day on the job. Both your own personal reputation and CN’s corporate reputation are on the line.

This Code outlines best practices for you and your colleagues to follow in fulfilling this responsibility. Use it as a resource for general guidance on the ethical values you and your fellow employees are expected to demonstrate in your work.

WHO IS SUBJECT TO THIS CODE?

The Code of Business Conduct applies to CN employees, directors and officers.

We expect everyone working on our Company’s behalf, including consultants, agents, suppliers and business partners to obey the law and adhere to high ethical standards. CN may never ask a third party to engage in any activity that violates our ethical standards.

AMENDMENTS AND WAIVERS

Amendments to the Code must be approved by the Chief Legal Officer and the Corporate Governance and Nominating Committee of the Board.

Waivers to the Code may be granted only in exceptional circumstances.

Only CN’s Board of Directors can grant a waiver of the Code to a director or an executive officer.

Only the Chief Executive Officer, the Chief Legal Officer or their delegates can grant a waiver of the Code to a non-executive officer or to another employee.

KNOW AND ACT

UNDERSTANDING AND FOLLOWING THE CODE IS EVERYONE’S RESPONSIBILITY. THE CODE HELPS US TO ENSURE THE CONTINUED PRESENCE OF TRUST, HONESTY AND INTEGRITY AT CN.

EMPLOYEE RESPONSIBILITIES
A convenient checklist

AS AN EMPLOYEE, YOU MUST:

•	Read, understand and follow the Code.

•	Periodically review the Code online or keep a copy for easy reference.

•	Use the resources available for guidance and assistance.

•	Contact your supervisor, your Human Resources representative, the CN Law Department or the CN Ombudsman if you are uncertain about a situation or any element of this Code.

•	Promptly report in good faith any violation or potential violation of the Code.

•	Cooperate in internal investigations about a reported violation.

•	Respect the laws in the jurisdiction(s) in which you work.

•	Act with integrity at all times.

•
Inform your supervisor and your Human Resources representative if you are charged or found guilty of a criminal offence which may have an impact on CN’s operations or reputation or impair your ability to perform your duties.

•	Immediately notify your supervisor if a professional designation, certificate or licence that is necessary for you to perform your CN duties is revoked or not renewed for any reason.

ADDITIONAL RESPONSIBILITIES FOR LEADERS

While every employee can be a leader in terms of ethical behaviour, those who supervise the work of others carry additional responsibilities. Leaders must lead by example, fostering a culture that reflects the Code’s goals and standards. They must also build and maintain a workplace where employees feel comfortable raising issues and voicing their concerns.

LEADERS MUST:

Prevent
•	Identify business-compliance risks.
•	Implement and communicate processes relevant to their group’s risk areas.
•	Help their employees understand the Code and how it applies to their jobs.
•	Quickly answer employee questions and direct them to the right information sources.

Detect
•	Implement compliance measures that can detect issues before they become serious problems.
•	Assure employees they will not be penalized for reporting violations of the Code.

Respond
•	Take prompt action to address situations where a violation has occurred.
•	Report any violations of the Code to senior management.
•	Be prepared to take appropriate disciplinary action after consultation with the CN Human Resources Department, or the CN Law Department.

DUTY TO REPORT CODE VIOLATIONS
– REAL OR POTENTIAL

As a CN employee, you have a duty to report in good faith any real or potential violation of the Code and to seek advice if you have a question or a concern regarding the Code. CN offers many avenues for raising concerns.

The first step is to take your concern to your direct supervisor. He or she knows your job and your work environment and is usually in the best position to help you deal with the issue raised. Actually, most issues are resolved this way. Other resources include the next level of management, your Human Resources representative, or the CN Law Department.

If your supervisor is unavailable, the supervisor is part of the problem, or you are otherwise uncomfortable with reporting the problem to the next level of management, or you are dissatisfied with management’s handling of the issue, contact your Human Resources representative or the CN Ombudsman.

It is important that you take action quickly when you discover a potential violation of the Code. This helps CN to:

Correct mistakes – whether unintentional or resulting from bad judgment.
Minimize liabilities and harm to others.
Preserve our corporate integrity and reputation, and our commitment to maintaining high standards in all aspects of our business.

Employees who report suspected violations in good faith are doing the right thing. CN will in no way penalize, discharge, demote, suspend or discriminate against any employee for doing so. This also applies if you are simply asking about potentially unethical conduct or seeking guidance on how to handle a specific situation.

CN will investigate possible violations of this Code and, where a breach of the Code is found to have occurred, will impose appropriate corrective measures, including disciplinary action, up to and including termination of employment.

CN’S GUIDING PRINCIPLES

OUR ACCOUNTABILITY AND INTEGRITY AS INDIVIDUALS AND AS A COMPANY ARE DRIVEN BY OUR COMMON COMMITMENT TO OUR CORE PRINCIPLES:

SERVICE | COST CONTROL | ASSET UTILIZATION | SAFETY | PEOPLE

CN’S GENERAL BUSINESS TENETS

Business Integrity and Fair Dealing

CN supports free enterprise and believes in fair competition in an open market. We work diligently to bring integrity and excellence to all aspects of our business. You should always promote and practice these values through your CN duties.

Respecting the Law, Rules and Regulations

CN employees must follow and respect the laws, rules and regulations, and CN Policies that apply to them. That means always asking yourself “Am I doing the right thing?” If you aren’t sure of the answer, ask for help by contacting your immediate supervisor, your Human Resources representative, the CN Law Department or the CN Ombudsman. You can help safeguard against actions that could potentially involve CN in unlawful or improper practices.

COMMUNICATION OF CORPORATE INFORMATION

CN’s external and internal communications are open, straightforward and truthful without compromise. In the reports and documents that we file, we strive to provide disclosure that is:

COMPLETE | FULL | ACCURATE | TIMELY | UNDERSTANDABLE

The same applies to all of our public communications.

No employee should speak publicly on the Company’s behalf unless authorized to do so. If an investor, financial analyst or reporter approaches you, simply state that you have no comment and immediately refer them to the CN Investor Relations or Public Affairs departments. Do not answer their questions. It is critical that CN speaks with only one voice. For more information, refer to CN’s Communications Policy.

20-21

AT CN, WE ARE DEDICATED TO PROVIDING A SAFE, SUPPORTIVE WORK ENVIRONMENT WHERE WE TREAT ONE ANOTHER FAIRLY, WITH RESPECT AND PROFESSIONALISM.

RESPECT IN THE WORK ENVIRONMENT
SAFE | SECURE | VIOLENCE-FREE | SMOKE-FREE

At CN, nothing is more important than safety. It is everyone’s responsibility. In the performance of your job duties you must safeguard yourself, your colleagues, our customers and the communities where we operate.

Do your job according to Company policies, rules and standards. If in doubt, consult your supervisor.

Take the necessary steps to deal with any situation that could endanger you, your fellow employees, customers and the general public.

To ensure the security and safety of our employees, acts or threats of violence will not be tolerated. Being aware of any given situation contributes to a safe working environment. All employees are expected to assist with CN security. You know best who belongs in your office, on your train, on any given right-of-way or in a restricted area. If you see trespassers or suspicious persons or activities, advise your supervisor or the CN Police immediately.

Possession of a firearm is strictly prohibited while on CN property. This policy does not apply to CN Police officers or others lawfully empowered to do so in the course of their duties.

DOING THE RIGHT THING

Ensure you have the proper personal protective equipment, tools, and training for the job at hand.

Keep fire and emergency exits clear and walking surfaces in good condition.

Ensure you have the proper training and equipment before accessing elevated or confined work areas.

Do not place yourself beneath a suspended load.

Always follow safety (e.g., “lockout, tagout”) procedures for electrical or powered equipment.

Always leave in place safety controls or guarding on equipment and machinery.

Drive safely, wear seat belts and follow CN’s driving policies.

Expect the movement of trains, cars, or on track equipment, on any track, at any time, in either direction.

Be aware of and comply with all Company health and safety policies, rules and standards at all times.

Consult CN’s policies on the use of cellular telephones and other electronic devices when operating equipment, trains and vehicles.

Report suspected hazards as quickly as possible.

Safety and a willingness to obey rules, procedures, and policies are most important in the performance of duties. If in doubt, the safe course must be taken.

SOME EXAMPLES

Q	Thomas and Yves are under pressure to complete an urgent job and John, their supervisor, asks them to disregard a safety rule in order to meet their deadline. What should they do?
At CN, everyone is responsible for safety - their own and their co-workers’.
Their supervisor is wrong to ignore the safety rule.
The employees should continue to observe all safety rules and report the supervisor’s actions to management or their Human Resources representative, as soon as practicable.
Taking action could prevent someone from being injured.

Q	Miranda notices a group of unfamiliar individuals hanging around a CN rail yard. What should she do?
If the individuals are not armed, she should have a colleague join her in approaching them.
She should ask them to leave or escort them off the property.
If she can’t see whether or not they are carrying a weapon, or if she senses they might cause her harm, she should contact the CN Police.
Above all, she should use her best judgment – and not put herself at risk.

DRUGS AND ALCOHOL

As a CN employee, you have the right to a healthy, safe workplace.

You owe it to yourself and your co-workers to be drug- and alcohol-free at work. You must be able to perform your duties, show respect for your co-workers - and most importantly work safely.

All employees must read and be aware of CN policies and regulations that govern alcohol and drugs in the workplace. These policies apply to all CN employees in the field and in offices.

WHAT’S PROHIBITED

You cannot be on duty, subject to be on duty (on call) or in control of a CN vehicle or other equipment while under the influence of or suffering the after-effects of alcohol or drugs.

You cannot use, possess, distribute, sell or consume illegal drugs or alcoholic beverages while working on or off CN premises or in CN vehicles or other equipment, except when alcoholic beverages are exceptionally and explicitly permitted.

If you take over-the-counter or prescription drugs, you must use them responsibly. This includes finding out from your doctor or pharmacist if the medication could impair your ability to do your job safely and reliably. If you are required to take medication that does impair your abilities, inform your supervisor and the CN Medical Department. Do not take risks with your own or others’ health and safety.

CN’s Employee and Family Assistance Program (EFAP) helps employees and their families deal with abuse, addiction and other problems. We strongly encourage you to seek help through the voluntary and confidential EFAP. The program provides proven methods to help you improve your health, the quality of your life and your ability to fully contribute to your job. If you have any questions about drugs and alcohol in the workplace, contact your supervisor or your Human Resources representative. You can also consult the pertinent CN policies. In Canada, refer to the Policy to Prevent

Workplace Alcohol and Drug Problems. In the United States, refer to the Substance and Alcohol-Free Environment (S.A.F.E.) Policy. Both policies are available on CN’s electronic portal (ePortal), in the Employee Self Service section, under Policies and Guidelines.

DOING THE RIGHT THING

Be fit to perform all assigned duties.

While at work, you must not be under the influence of, or use, alcohol or illicit drugs. You must not bring alcohol or illicit drugs onto CN property or have them in a Company vehicle or personal vehicle being used for Company business. You must also follow CN’s policy with respect to prescription drugs.

Report to your supervisor or the CN Police any colleague, visitor, supplier, or other individual who is under the influence while on CN premises.

SOME EXAMPLES

Q	While on break, Astrid has noticed a co-worker who smells of alcohol and seems unsteady. What should Astrid do?
Coming to work under the influence of alcohol is a violation of CN policy and rules and puts everyone’s safety in jeopardy.
Astrid should contact her supervisor and/or the CN Police to report this situation.

Q	Richard knows he has a drug problem, but he is afraid of the consequences if he tells someone.
Richard should contact CN’s Employee and Family Assistance Program (EFAP) whose staff will provide him with advice and assistance.
Drug addiction is a medical condition and our goal is to help employees overcome the problem.

DIVERSITY AND A NON-DISCRIMINATORY, HARASSMENT-FREE ENVIRONMENT

CN is committed to providing a non-discriminatory, harassment-free work environment. This policy extends to our dealings with customers, suppliers and contractors.

Inclusivity, diversity and tolerance are three important principles at CN. Each of us has the right to expect equitable and respectful treatment in the workplace. Differences are to be valued and employees’ actions must be consistent with the Company’s standards and values.

At CN, there is no place for discrimination or harassment. Employees should treat each other with respect at all times and comply with all relevant legal obligations including, but not limited to, standards of appropriate conduct with respect to:

• AGE • COLOUR • DISABILITY • FAMILY STATUS • GENDER • NATIONAL OR ETHNIC ORIGIN • MARITAL STATUS	• PARDONED CONVICTION • VETERAN STATUS • RACE • RELIGION • SEXUAL ORIENTATION • OR ANY OTHER CHARACTERISTIC PROTECTED BY LAW

WHAT IS HARASSMENT?

Harassment is behaviour or communications, whether written or verbal, which a reasonable person would consider to cause offence or humiliation or affect the dignity of a person and, in the context of employment, results in an intimidating, hostile or offensive atmosphere.

Harassment can occur at or away from the workplace and during or outside working hours if individuals are in a work situation.

At CN, harassment is considered employee misconduct and is not tolerated. We each have the responsibility to ensure that harassment does not happen.

WE TAKE DISCRIMINATION AND HARASSMENT VERY SERIOUSLY

We will respond promptly to complaints to resolve them quickly and fairly.

We will impose sanctions (up to and including termination of employment) on any employee who violates this policy, regardless of his or her position in the Company.

As an employee, it is your duty to report incidents of harassment to your supervisor or your Human Resources representative.

The Company strictly prohibits retaliation against any person by another employee or by the Company for reporting allegations of harassment or discrimination, or for filing, testifying, assisting, or participating in any manner in any investigation, proceeding, or hearing conducted by a government enforcement agency. Prohibited retaliation includes, but is not limited to, termination, demotion, suspension, failure to hire or consider for hire, failure to give equal consideration in making employment decisions, failure to make employment recommendations impartially, adversely affecting working conditions, or otherwise denying any employment benefit because an employee has reported in good faith alleged prohibited conduct or participated in an investigation.

If you are subjected to harassment, discrimination or retaliation at CN, we urge you to use the internal procedures outlined on CN’s electronic portal (ePortal), or contact your Human Resources representative or the CN Ombudsman.

DOING THE RIGHT THING

Treat people fairly, openly and with respect.

Do not permit coercion or intimidation in the workplace.

Speak up and do not allow prohibited discrimination or harassment.

SOME EXAMPLES

Q
Some of Paul’s co-workers often make comments about other employees’ ethnic origin or sexual orientation. No one complains but it makes Paul and his team feel uncomfortable. What, if anything, can Paul do?

Paul should inform his supervisor or his Human Resources representative of the situation immediately.
Such comments are inappropriate and should not be tolerated.

Q
One of Alexander’s co-workers has posted a sexually explicit photo near the coffee machine. When he suggested to his colleague that it was not appropriate, the colleague said it didn’t matter because there are no women on this shift.

Such photos on Company property create an unsuitable work environment and likely violate CN’s policy.
Alexander should report the situation to his supervisor or his Human Resources representative.

ENVIRONMENT

Protecting the environment is a key part of our Delivering Responsibly | Corporate Citizenship programs which govern our activities. We are committed to acting in a way that protects the natural environment.

In that spirit, CN commits to:

Respect the applicable laws and regulations and adopt the required standards, procedures, contingency measures and management systems in order to ensure CN operations are managed safely, ecologically and sustainably.

Integrate environmentally responsible actions throughout all our regular activities and significant aspects of business development.

Take necessary measures in order to prevent pollution, to conserve, to recycle and rationally use the natural resources required for our operations.

Implement relevant emergency response plans and procedures.

Take active measures to reduce greenhouse gas emissions and other pollutants.

Communicate to management, employees and contractors CN’s commitment to improving health, safety and the environment and to providing training adapted to their needs.

Implement relevant environmental training programs for employees and management.

DOING THE RIGHT THING

CN needs your commitment and involvement to meet our environmental goals.

Obey applicable environmental laws and regulations.

Take specific environmental management or technical training if your tasks could have an impact on the environment.

Reduce or eliminate waste of all types at the source by promoting practices such as modifying production, maintenance and facility processes; material substitution; conservation; recycling; and re-using materials.

Quickly and effectively respond, in conformity with CN policies, to any environmental event, as required by your job or the situation.

Should you become aware of a concern that may affect the environment, you must immediately report it to your supervisor, the CN Environment and Sustainability Department or CN Police.

SOME EXAMPLES

Q
Jamal is involved in bidding on a major piece of business for CN. He worries that what is being proposed goes against some of our environmental policies. But if he raises the red flag CN likely won’t get the business and it could mean people will lose their jobs. What should Jamal do?

Jamal shouldn’t hesitate – he should report the situation to the CN Environment and Sustainability Department immediately.
By raising the issue, he gives CN the opportunity to have experts investigate to see if a problem exists.

Q	David needs to dispose of some toxic waste, but can’t remember the exact procedure for this particular type of waste. What should he do?
Never dispose of waste unless you know and follow the correct disposal procedure.
David should contact his supervisor or the CN Environment and Sustainability Department to find out the proper disposal method.

Q	Rebecca saw a co-worker dump coal onto vacant land near CN’s yard. What should she do?
She should immediately notify her supervisor and alert the CN Environment and Sustainability Department.
This sort of dumping action could be illegal and might result in fines or civil action against the employee and/or CN.

34-35

CONDUCTING BUSINESS WITH INTEGRITY

CN STRIVES TO SUSTAIN AND PROJECT A CULTURE OF INTEGRITY WHERE EMPLOYEES RECOGNIZE, VALUE AND PRACTICE ETHICAL CONDUCT. YOUR FIRST BUSINESS ALLEGIANCE IS TO CN AND YOU MUST NOT ALLOW ANY PERSONAL INTEREST TO COMPROMISE CN’S OR YOUR OWN INTEGRITY.

CONFLICTS OF INTEREST

You should always avoid situations where your personal interests could conflict or could be seen to conflict with CN’s interests or your responsibilities as a CN employee.

Even the appearance of a conflict must be avoided, regardless of your intentions. It is important to avoid or fully disclose outside activities or facts that may affect the objectivity of your judgment or that could interfere with how you do your job.

If you think you have, or might have, a conflict of interest, let your supervisor know.

DOING THE RIGHT THING

Outside Interests

•	Your first business allegiance is to CN.

•	Avoid outside activities and interests that could impair – or could be viewed as impairing – the effective performance of your responsibilities as a CN employee.

•	This could occur if the outside interest places excessive demands on your time or because it conflicts with your obligations to CN.

Customer, Contractor and Supplier Relations

•	Be impartial and fair in all dealings with customers, suppliers and business partners.

•
Realize that a conflict of interest or perceived conflict of interest can easily arise when you, family members or others with whom CN employees have a close personal relationship, have material interests with suppliers, contractors, competitors or customers of CN.

•	It is strictly forbidden to give or accept any bribes or kickbacks to or from anyone, including any customer, contractor, supplier or any other party with a business interest with CN.

•
When working on a CN-related project, do not, directly or indirectly through a customer, supplier or contractor, arrange to hire a family member or close friend without informing your immediate supervisor, since he or she should make or approve the decision.

Corporate Opportunities

•	Your first duty is to serve the Company’s interests.

•	Never put yourself in a position where you are competing against the Company or in a conflict of interest while employed by CN.

•
While employed by CN - and even after you leave the Company - you must not take advantage of any corporate opportunity that is available through the use of CN property or through access to non-public information available to you because of your position at CN.

Gifts and Entertainment

•
Neither you nor your family should solicit or accept gifts, entertainment services, favours, personal discounts or similar gratuities that are offered because of your position with CN. This does not apply to incidental gifts, customary hospitality or other benefits of nominal value or approved corporate rebates.

•	If an inappropriate gift is sent to you or is accepted by mistake, return it promptly.

•	If you are ever in doubt, contact your supervisor, your Human Resources representative or the CN Law Department for guidance.

SOME EXAMPLES

Q	Can Lyne accept a part-time job outside of her employment with CN?

Yes. However, Lyne’s first business allegiance is to CN. In order to avoid any potential legal, ethical or work conflicts, employees should obtain prior approval from their supervisor or their Human Resources representative.

Part-time jobs that create excessive demands on employee time or whose nature is inconsistent with employees’ obligations to CN are not permitted.

Never place yourself in a position in which you could compete against or be in a conflict of interest with CN. If you are ever in doubt as to whether a second job would be in conflict with your responsibilities to CN, check with your Human Resources representative or the CN Law Department before accepting the job.

Q	A current supplier of CN has offered to fly Zdenek to his time-share for a golf vacation. Zdenek has a good relationship and has worked with him for years. Can Zdenek accept the offer?
No.
The value of this gift is excessive and the relationship exists because of Zdenek’s position with CN.
Employees can accept incidental gifts, customary hospitality, other benefits of nominal value or approved corporate rebates.

Q	Extensive repairs to one of CN’s warehouses are required. Peter’s brother Allan is a contractor and can do the work for a very good price. Can Peter hire him?
No.
Peter’s loyalty to his brother must not conflict with, or even appear to conflict with, the interests of CN.
In such a case, it is particularly difficult to avoid the appearance of a conflict of interest.
Peter should seek his supervisor’s guidance since the supervisor should make or approve the decision.

Q	Can Elana accept an invitation to lunch offered by a current supplier who comes to town three or four times a year?
Yes.
Lunch or dinner meetings that involve business discussions are OK and are considered normal course of business – unless they are taken to extremes.
However, if the lunches become too frequent or extravagant, they could affect Elana’s business judgment or appear to do so; this would cause a conflict of interest.

Q
Raymond owns a controlling interest in a company that offers services to the railway industry. He has no active participation in the company and it offers the lowest prices in the marketplace. Can the company contract with CN?

Raymond’s controlling interest must be fully disclosed to his supervisor and he must not be directly involved in the awarding of the contract nor its management, including the approval of invoices, even in the normal course of business.

Q	How do I identify a situation of real or perceived conflict of interest?

Ask yourself the following questions:

•     Do I stand to gain personally from my actions?

•     Will my actions give an advantage to a relative or a friend?

•     Would I feel uncomfortable or embarrassed with the situation if it were reported to my supervisor or to senior management or covered on the front page of a national newspaper or featured as the lead story in a national newscast?

If you answered ”yes” to any of these questions, a conflict of interest likely exists.
Based on that, seek advice from your supervisor, your Human Resources representative or the CN Law Department.

COMPETITION AND ANTITRUST

Canada, the United States and an increasing number of the world’s jurisdictions, have enacted “competition” or “antitrust” laws. These laws are based on the theory that competition is valuable and fosters economic growth. These laws seek to preserve fair, honest and vigorous competition that benefits consumers.

Competition and antitrust laws:

Prohibit any type of agreement between competitors that is likely to undermine competition.

Prohibit companies in a dominant or strong market position from abusing their market power by practising anti-competitive behaviour to eliminate or exclude competitors.

CN’s policy is to comply fully with all applicable antitrust and competition laws. Violation of these laws, whether deliberate or accidental, can:

Constitute a serious crime;

Result in criminal penalties and heavy fines for CN;

Result in a jail term and fines for individuals who participate in the illegal activities;

Ongoing guidance from the CN Law Department is vital because these laws are not the same in the different countries, provinces and states where CN does business. Because of this, applying these laws to CN’s business and our industry is complex.

GENERAL PRINCIPLES

Employees may not enter into any agreement - whether express or implied, formal or informal, written or oral - with any competitor to:

•	Fix prices, including rebates and discounts, to be charged to any customer;

•	Allocate customers or markets;

•	Control or limit production or supply of services.

Do not discuss with a competitor any competitive factor such as prices, discounts, terms and conditions of sale, including prepayment and delivery terms, costs and profit margins. Contacts with other carriers regarding pricing of joint line movements must be limited to the essential elements of the specific joint rate or undertaking.

Threats of retaliatory rate action by a competitor against another are strictly prohibited. Under no circumstances should an employee discuss such matters.

Should a competitor threaten retaliatory action, you should refuse to engage in the discussion and immediately report the incident to the CN Law Department. Joining with a competitor to arrange a boycott of a third party by refusing to buy or sell its products is also not permitted under law.

TRADE ASSOCIATIONS

Memberships in trade associations or industry groups can pose significant antitrust risk because they involve meetings of competitors who sometimes also undertake joint activities.

In addition, meetings of trade associations could lend themselves to informal discussions of business matters, which can further increase the antitrust risk to CN.

Consequently, employees participating in trade associations or industry group functions must avoid discussing competitive factors, such as pricing, that could lead to violations of antitrust or competition laws.

BUSINESS INTELLIGENCE

It is legitimate to gather commercial business intelligence concerning competitors’ activities from customers and public sources. You are not allowed, however, to obtain information directly from a competitor.

As well, using a third party to exchange information with a competitor is equally forbidden.

If you have any questions with respect to the gathering or disclosure of competitive information, be sure to consult with the CN Law Department.

DOING THE RIGHT THING

Before joining a trade association, make sure it serves legitimate purposes and that:

•	discussions stick to a clear and written agenda;

•	competitive factors will not be discussed.

Use caution in any written or oral communications; avoid ambiguity and statements that imply any unlawful activity or lessening of competition.

Avoid any arrangement with a competitor, including joint ventures or strategic alliances, unless you first seek the advice of the CN Law Department.

EXAMPLE

Q
A customer contacted Joachim and requested a 10% rebate from CN for us to keep the business, something the customer says one of our competitors is doing. Can Joachim confirm with the competitor whether they are in fact offering the rebate?

No, it is prohibited to receive this information from a competitor.
Joachim may obtain documents relating to competitors’ pricing and rebates from customers unless he is aware that such disclosure breaches an agreement between the competitor and the customer.
He must clearly record that the information was obtained from customers.

INTERNATIONAL OPERATIONS AND TRADE CONTROLS

CN is subject to the laws of Canada, the United States and other jurisdictions where we operate. For our increasingly global Company, we have to meet the challenge of adhering to many different laws at the same time. Sometimes, there may be a conflict between countries’ laws. If you encounter such a situation, contact the CN Law Department for proper resolution of this conflict.

As CN becomes more global in its operations, our compliance with trade, export controls, economic sanctions, anti-corruption and anti-money laundering laws becomes increasingly important. Always remember it is never acceptable to make improper payments to obtain or retain business. That applies regardless of where you work.

ANTI-BRIBERY AND ANTI-CORRUPTION LAWS

Many countries have anti-bribery or anti-corruption laws which prohibit people from making payments or providing goods or services to gain an unfair competitive advantage. For example, the U.S. Foreign Corrupt Practices Act and Canada’s Corruption of Foreign Officials Act prohibit the bribery of foreign officials and require recordkeeping of certain expenditures. Provisions against domestic corruption (including the bribery of Canadian officials) are found in Canada’s Criminal Code.

In addition, in certain circumstances, laws may allow you to make facilitating payments to foreign government officials to speed up routine services such as utilities or permits. Even these payments should not be made without first receiving CN Law Department clearance.

CN and its employees may also be held liable for improper payments made by its agents or partners.

DOING THE RIGHT THING

Exercise great care when you select agents, third-party contractors, customers and other business partners.

Complete proper due diligence before entering into any contractual relationship or business dealing.

Ensure that our partners and agents comply with applicable laws, including anti-bribery and anti-money-laundering laws applicable to CN.

Ensure that compensation paid to agents and partners is reasonable for the services provided.

Any related questions should be referred to the CN Law Department.

TRADE, ECONOMIC AND MONEY LAUNDERING CONTROLS

Anti-money laundering is a term typically used to describe the legal controls placed on cash generated by illegal means, which is then transferred or converted into other assets in order to hide its origin. The Company and its employees must comply with all legislation and cooperate with our financial institutions to ensure we are not involved in the use and destination of funds that could involve money laundering.

Export control laws may also require special licences to allow the shipment and transfer of sensitive goods, software, technology, cryptology or services. Such laws also typically contain requirements for shipping documents, reporting and/or recordkeeping.

Customs laws typically require an importer to provide complete and accurate information about the tariff classification, value and origin of the goods shipped by CN. This information may be used to assess the admissibility of goods into a country and any duties or taxes at the time of entry. Economic sanctions or embargo laws may prohibit dealings with the governments of certain countries, individuals, entities or organizations or their property, wherever situated. To make things more complicated, some countries maintain “blocking” laws that prohibit a company from complying with the embargoes of other countries. In short, these laws can often be complex and highly detailed.

Many countries also have laws which prohibit dealing with named terrorist groups or their property, wherever situated.

Employees who work in these areas must familiarize themselves with international trade export controls and economic sanction laws and regulations in the jurisdiction(s) where they work. They also need to understand how they relate to their business activities, including transactions across borders. If you suspect that a customer is trying to avoid compliance with international trade requirements or that a CN shipment could be subject to these laws, you must promptly report your suspicions to the CN Law Department.

DOING THE RIGHT THING

Refrain from giving gifts of money, including facilitating payments, goods or services to foreign government officials unless cleared beforehand by the CN Law Department.

Contract with only reputable, qualified agents and financial institutions.

Require agents and partners to comply with CN’s payments policy and related anti-bribery laws.

Know which international trade control regulations apply to your activities.

Know which destinations, individuals and entities are subject to economic sanctions in the jurisdiction where you work, and do your due diligence before engaging in any contractual relationship or business dealing.

Obtain any required licences.

Ensure that all shipping, import and export documents and any required reports are accurate, complete and filed in a timely manner.

Know your customer and be aware of any unusual circumstances or “red flags” suggesting that the customer is trying to avoid compliance with international trade controls.

IT IS INCUMBENT UPON EACH OF US TO PROTECT THE COMPANY’S PHYSICAL AND INTELLECTUAL ASSETS AS WELL AS OUR CUSTOMERS’ OR SUPPLIERS’ ASSETS FROM:

DAMAGE | LOSS | VANDALISM | THEFT | UNAUTHORIZED USE, COPYING, DISCLOSURE OR DISPOSAL

PROTECTING CN’S ASSETS

Every CN employee is personally responsible for safeguarding CN’s assets and for using these assets and resources appropriately. This includes your time while on the job as well as:

Physical assets	Intellectual property
• buildings	• computer programs
• documents	• copyrights
• equipment	• data
• supplies	• patents
• other physical property	• information technology
• know-how
• any other intellectual property

CN property is to be used only for officially approved activities. Improperly using CN’s assets – including for personal gain – could seriously undermine our integrity. It could also adversely affect our business strategies and decisions and weaken investor confidence. It could also be illegal.

Some of these obligations continue even after you leave the Company. Any real or suspected threat to CN’s assets should be reported promptly by calling the CN Police.

CN’s intellectual property is a valuable asset and must be protected at all times. For example, the CN logo is a registered trademark that is known throughout North America and beyond. It is a symbol of the products and services we provide to our customers. Our brand is one of our most valuable assets. The same holds true for the various products and bodies of knowledge that CN creates and protects under copyright law. This includes software programs, written reports, photographs and the inventions that employees create to foster innovation in our workplace. Copying, altering or disclosing the Company’s intellectual property to customers or others without permission is prohibited. If you have any questions, contact the CN Law Department.

DOING THE RIGHT THING

Promptly report any real or suspected threat (loss, theft, damage, misuse) against CN’s assets to the CN Police. Do not intervene if you think the situation may be dangerous.

Do not use the CN logo or other CN trademarks on any external document without first getting the approval of the CN Public Affairs Department.

CONFIDENTIALITY

You may have access to confidential information about the Company. Any unauthorized release of confidential Company information can directly harm CN, causing:

Loss of competitive advantage and investor confidence;

Damage to relationships with customers and suppliers;

Harm to employees.

Employees who disclose confidential information without proper authorization will be subject to discipline, up to and including termination. If confidential information is used by you, or by someone associated with you, for personal gain, you could face severe penalties.

WHAT IS CONFIDENTIAL INFORMATION?

Confidential information is any type of information or knowledge that has been developed by CN employees (or that CN otherwise owns and controls) and which CN does not want disclosed outside the Company. It is often competitively sensitive information.

Examples of confidential information:
•      Company legal matters
•      Computer software programs
•      Customer and supplier information such as transportation contracts and rate quotations
•       Financial records and non-public financial information
•      Intellectual property, including patents

•     Personal employee information, including compensation and health and medical records
•     Processes, practices or designs
•     Sales and marketing information
•     Strategic plans, including information relating to acquisitions and divestitures

Your job is to keep confidential information just that: confidential. It can only be disclosed if specifically authorized by CN or if required by law. You should not discuss confidential information even with other colleagues, unless they have a need to know the information.

Keeping CN strong means keeping our confidential information safe. It means using information effectively to accomplish our business objectives and never using Company information for personal gain or any other non-business reason. You can find more details on keeping information confidential in the CN Communications Policy, the CN Working from Home and Co-Working Policy, the CN Protection of Personal Information Policy as well as CN’s policies regarding the use of e-mail and the Internet.

DOING THE RIGHT THING

Do not disclose any confidential information for any non-business reason; and obtain your supervisor’s approval to disclose such information in a business context.

Do not use confidential information for personal gain (such as obtaining favourable customer or supplier treatment).

Do not discuss confidential information with colleagues or on cellular phones in public places where conversations can be overheard – including elevators, airports, planes, trains, taxis and restaurants.

Store confidential information in a secure location and mark and classify it appropriately.

Ensure that computers and telephones used to communicate confidential information are secure.

EXAMPLE

Q
Sarah sometimes gets detailed questions from customers regarding CN’s operations. She really wants to keep these people happy, but to answer their questions would mean providing them with confidential information. Is this OK?

No. Sarah can only give out confidential information if the customer has signed a confidentiality agreement and if the information is truly needed and appropriate given the business context.
If she has questions, she should call the CN Law Department.

COMPLIANCE WITH INSIDER TRADING AND OTHER LEGAL REQUIREMENTS

Insider trading is the buying or selling of shares or other securities of CN or of another public company based on material information that has not been publicly disclosed.

It is against the law for employees to trade CN securities or securities of another public company while in possession of material information that has not yet been publicly disclosed. This applies whether you conduct the trades personally or through another party. The law also forbids you from passing on such information to others or recommending that others trade CN securities or securities of another public company, a process known as “tipping.” The penalties for insider trading may include criminal prosecution.

We actively promote compliance with all laws and regulations that apply to us, including our strict prohibition against insider trading. This goes beyond our legal liability. It is also important to CN’s credibility in the capital markets.

We strongly encourage every employee to consult CN’s Insider Trading Policy. You should also contact the CN Law Department with any questions on this subject. If you plan to trade in CN or other securities of public companies and aren’t sure if you have knowledge of undisclosed material information, ask the CN Law Department before doing anything. In such instances, the best practice is caution.

DOING THE RIGHT THING

Ensure you do not use non-public information for personal gain.

Never pass along such information to someone else who has no need to know (i.e., friends, family members, spouse, etc.).

These are examples of material information:

•	Annual and quarterly financial results before publicly reported;

•	Development of new products;

•	Negotiations with business partners or key employees;

•	Results of operations;

•	Strategic plans or negotiations regarding acquisitions or disposals;

•	Threatened litigation.

If you fall into the category of employees subject to a blackout period, the following section applies to you.

As explained in CN’s Insider Trading Policy, certain CN senior officers and employees are subject to a “blackout policy.” During the blackout period, these employees are forbidden to trade in CN securities. Outside the blackout period, trades by these employees must be pre-approved by the Chief Legal Officer and Corporate Secretary, or the Deputy Corporate Secretary and General Counsel.

EXAMPLE

Q
Philippe has been planning to sell some of his CN shares this month to pay down his mortgage. Yesterday, he was shown our quarterly financial results because he needs them for planning purposes. The results won’t be released for another three weeks. Can Philippe still sell his shares since he had planned to do this all along?

No. He must wait to sell his CN shares until our financial results are made public.

In addition, providing others with information not yet publicly disclosed may violate insider trading laws which cover the disclosure of such information to a third party, other than as required in the course of business.

It is also a violation of our own policy to discuss confidential information other than with someone who is required to have knowledge of that information and has signed a confidentiality agreement with CN.

CORPORATE DISCLOSURE

As a public company, we work to ensure that all reports and documents we file with regulators, along with our normal public communications, are

FULL AND COMPLETE | ACCURATE | TIMELY | UNDERSTANDABLE

CN must communicate with the public with one voice. So it’s extremely important that all employees and service providers understand and respect our Communications Policy.

With the exception of identified spokespersons, all officers, directors and employees should avoid discussing non-public Company affairs with anyone outside CN, except for CN business reasons. Employee questions and concerns should be directed to the CN Law or Public Affairs departments.

CN is committed to protecting investors by making sure the public has equal access to material information that could:

•	Affect the market price or value of CN’s securities;

•	Be relevant to a reasonable investor’s decision to trade in CN’s securities.

When material information does arise, it will be immediately disclosed to the public at large via a news release. We do not disclose material information to select individuals, companies, partners or organizations prior to public disclosure unless required or permitted by law or if a confidentiality agreement is in place.

FINANCIAL RECORDS INTEGRITY

The Company’s financial records contain vital and certain confidential information about our operations and constitute the basis upon which key decisions about CN are made. The accuracy and completeness of such financial records are critical to meeting our obligations to shareholders, employees, suppliers and others. They are also required for compliance with tax and financial laws and regulations.

All employees involved in financial reporting of any nature must report financial information promptly, accurately, completely and honestly. Ensure that all entries are recorded in the proper accounts and are properly documented. No financial entry or disclosure should disguise or incorrectly characterize the true nature of a financial transaction. Sign only those documents that you believe are accurate and truthful.

DOING THE RIGHT THING

Ensure that confidential information is not disclosed unless necessary for business purposes and the other party has signed a confidentiality agreement.

Never speak on CN’s behalf unless you are authorized to be an official spokesperson.

Refer any questions you receive from the media or the investment community to the appropriate CN spokesperson.

Do not use CN letterhead or e-mail for communications in which you express your personal views.

SOME EXAMPLES

Q	A local reporter asked Leo about acquisition rumours. Leo is involved in negotiations concerning this transaction, which is not public information. Should he deny the rumour?
First, Leo should make no comment of any sort.
He should refer the reporter to the CN Public Affairs Department.
If the reporter presses for an answer, Leo should merely state: “I am not authorized to speak on the Company’s behalf. I will have someone from Public Affairs call you back.”

Q	Arthur is attending a meeting on the sustainability plan for his municipality tomorrow. When speaking, can he refer to CN’s environmental policy?
No, unless specifically authorized by a designated spokesperson, he must not speak for the Company.

When making statements in a public forum, do not give the impression that you are a CN spokesperson. Employees, especially those in positions of people-management authority, should be aware that even if they do not give the impression that they are a CN spokesperson, they may still be perceived as such.

INFORMATION SECURITY

It is CN’s policy to secure and protect all information, whether electronic or in print.

We make information technology and electronic communications resources widely available to employees to increase productivity and share information. We are all responsible for preventing disruptions, overloading or otherwise misusing these resources.

Always protect your work-related user IDs and passwords and keep your security cards safe. You must never allow unauthorized people to use or access them. Whenever you leave your personal computer, laptop or work station unattended, make sure you log off or otherwise lock your system. Anyone with a system identity and password is responsible for activities performed under that identity.

You should conduct information exchange with both internal and external parties in such a manner as to protect the confidentiality and integrity of the information. This applies to all manner of communications, from documents and e-mail messages to telephone conversations and voice messages. For more information, please consult CN’s policies and standards regarding information security.

While limited personal use of CN computer and network systems is allowed, you must make sure that your personal use does not detract from or interfere with your work. In addition, you may never use your CN computers, Company-issued mobile phones, or network systems for improper use such as:

•	Communicating inappropriate, sexually explicit or offensive statements;

•	Viewing sexually explicit or offensive materials;

•	Spreading profanity, derogatory comments, discriminating or harassing remarks, or threatening or abusive language.

Refer to the section in this Code called “Diversity and a Non-Discriminatory, Harassment-Free Environment” for more information.

When using CN provided technologies such as computers, mobile phones and voicemail, you should not expect that the information you send or receive is private. CN may inspect, monitor, or disclose employee electronic communications at any time to ensure compliance with applicable laws and with CN’s policy. The Company will take appropriate action, up to and including termination of employment, in the event of misuse of its information technology resources and the violation of its policies. For more information, consult CN’s policies regarding information technology or contact CN’s Corporate Information Security Unit.

DOING THE RIGHT THING

Be careful about where you discuss CN’s business.

Safeguard your passwords.

Use CN e-mail for business purposes only.

Do not use the Internet to access inappropriate sites or information.

SOME EXAMPLES

Q	Shelly’s co-worker has asked for her password because they are working together on a project. Should she give it?
No. There is no business reason for her to share her password and thus her personal access.

Q	Luis has friends who regularly send jokes and cartoons to his work e-mail. Should he tell them to stop?
Yes. This is not appropriate use of business e-mail.
Personal e-mails received at work, like personal phone calls, should be: • Infrequent • Brief • Not interfering with job performance.
All e-mails are stored on the Company’s server – they are not private.

Q
Lili-Anna often works in the office after regular hours. Sometimes, when she is in the office alone, she downloads music or surfs the Internet. Lili-Anna figures that she is not disturbing anyone and she doesn’t think she’s harming CN since she is doing it after operating hours. Is Lili-Anna right?

No. It is never acceptable to use CN computers or network systems to download personal media files such as music and movies, even if you are alone in the office, at home or on a business trip.
She should consider Internet access at work as if it were personal phone calls, which should be: • Infrequent • Brief • In no way interfering with Lili-Anna’s job performance.
All Internet activity by employees is logged and may be monitored for abuse or inappropriate use.

SOCIAL MEDIA

Social networking tools and platforms for online collaboration such as, but not limited to, MySpace, Facebook, LinkedIn, Yahoo! Groups, Twitter, YouTube, internal and external blogs and Wikis, are fundamentally changing the way we work, communicate and connect, offering new ways to engage with colleagues, customers, suppliers, potential employee candidates and the world at large. While this creates new opportunities for communication and business development, it also creates new responsibilities for CN employees.

Social media platforms and tools are similar to traditional communication. However, social media’s high speed, level of interactivity and global access to information you publish merit particular consideration. In the social media world, the line between what is public and private, professional or personal may not be as clear as it used to be. Common sense is the best guide if you decide to post any CN-related information on social media sites.

Your postings should not disclose any information that is confidential or proprietary to CN or to a third party who has disclosed information to CN. Unauthorized and/or selective disclosure of material information, in breach of corporate policies or disclosure obligations may compromise CN’s credibility and can result in legal liability for CN, its officers and directors, and others. If you comment on any aspect of CN’s business, you must clearly identify yourself as a CN employee in your postings or blog site(s) and include a disclaimer that the views are your own and not those of CN. Be conscious that your postings are public and can affect CN’s reputation, and that you are personally responsible for your postings.

When posting your point of view, you should neither claim nor imply that you are speaking on CN’s behalf, unless you are authorized to do so. Failure to follow these guidelines may result in disciplinary action, up to and including termination of employment. If you are unsure about any postings, contact the social media desk at socialmedia@cn.ca for guidance.

The following guidelines do apply whether you are posting CN-related information on a public platform or on CN-administered social networking tools and platforms.

DOING THE RIGHT THING

Read the Code and use your best judgment. Many of the same principles apply online. Treat others, and their intellectual property, with respect. Be conscious of others’ privacy.

Be yourself and be transparent. If you are posting about your work at CN, use your real name, identify that you work at CN, and be clear about your role. Unless authorized, do not present yourself as a representative or spokesperson of CN. If space permits, please use this statement: “Opinions expressed here are my own, and do not necessarily reflect those of CN.” Even with the appropriate disclaimer, employees, especially those in leadership positions, should be aware that any personal opinions may be misunderstood as those of CN. Also, do not include CN brand symbols or those of other companies in your personal blogs or postings.

Provide informative, individual perspectives, while sticking to your area of expertise, and adding value to discussions.

Protect sensitive, confidential and financial information regarding CN, its customers, its suppliers, and other stakeholders. Online conversations are not private. Therefore, never discuss or disclose any information that is confidential or proprietary to either CN or to a third party who has disclosed information to CN, and avoid identifying and discussing others – including customers, suppliers, your friends or co-workers, unless you have their permission. If discussing CN’s business, do not make any untrue or unsubstantiated claims about the services we offer or events that have occurred. To learn more about “confidential information,” see the “Confidentiality” section of this Code.

Respect others’ rights. Obtain permission before posting information, pictures, articles or other information to which their authors may have exclusive rights. This includes obtaining CN’s permission to post pictures of CN’s premises, employees or property.

Stay respectful and polite. Always express ideas and opinions in a respectful manner, never in a threatening, harassing, defamatory or discriminatory manner. Do not denigrate or insult others, including competitors. Do not post inappropriate content, including illegal or illicit material, whether depicted in words, links or photos.

Never post inappropriate content. This includes any illegal or illicit behaviour whether depicted in words, links or photos. Do not post any material that is obscene, defamatory, libellous, threatening, harassing or embarrassing to another person or entity including CN, your colleagues, our customers, our suppliers and our competitors.

Be upfront about your own mistakes. If you make an error, be upfront about your mistake and correct it quickly. If you choose to modify content that was previously posted, such as editing a blog post, make it clear that you have done so.

Always think before posting. You are personally responsible for your postings.

Remember that the Internet is permanent. Once information is published online, it is essentially part of a permanent record, even if you remove/delete it later or try to make it anonymous. It is public and can also be shared by others. Think of your audience today, and in the future – it can include existing and potential customers, co-workers, present and future supervisors, investors, and regulators, among many others. Whether you are an official CN spokesperson or not, you are a goodwill ambassador for the Company.

SOME EXAMPLES

Q	François has encountered a customer’s negative comments about aspects of CN’s service on a social media site. What can he do?
Refer the posting to the social media desk at socialmedia@cn.ca.

Q	Can I talk about CN business on my personal blog or Facebook page?

Yes, but avoid disclosing any information that is confidential or is not already public. Do not make any untrue or unsubstantiated claims about CN.

Do not talk about your friends and co-workers unless they confirm they are OK with that, because they might not be comfortable about having information circulating about them on the Internet.

RECORDS AND DOCUMENT RETENTION

CN must comply with legal requirements that govern the recording, processing, retention and destruction of its documents and records.

DOING THE RIGHT THING

Ensure that all entries in CN’s books, records and accounts, and all documents created in the course of CN’s business are:

ACCURATE | COMPLETE | A FAIR REFLECTION OF THEIR SUBJECT MATTERS | RECORDED ON TIME

Ensure that no relevant information is omitted or concealed from our documents or records.

Do not dispose of old files and records unless you have first verified that disposal is consistent with relevant laws and CN’s Records Management Policy.

CN’s records include, among others:

•	records that are in paper, electronic or other format;
•	records in employees’ offices, at CN’s storage facilities or otherwise stored.

Examples of off-site storage sites include:
• employees’ home computers	• mobile phones
• laptops	• personal digital assistants

Examples of documents and records include:
• letters or memoranda	• sound recordings
• presentations	• machine-readable records
• Web pages	• agreements
• text messages	• e-mails
• spreadsheets	• instant messages
• maps	• voice mails
• pictorial or graphic work	• plans
• films	• drawings
• photographs	• video tapes/DVDs
• microfilm

We must keep these documents and records and safeguard their confidentiality based on:

•	Value to CN;
•	Relevant laws and regulations;
•	CN’s contractual obligations;
•	CN’s policies.

These documents and records should never be tampered with, removed or destroyed in a manner that is contrary to CN’s Records Management Policy.

In the context of potential or actual litigation or in the event of a government investigation or audit, CN may be legally prohibited from disposing of relevant documents or deleting electronically stored information. In such circumstances, you must follow the specific instructions provided by the CN Law Department, including any instructions to preserve or otherwise not dispose of documents or electronically stored information.

If you have any questions on this policy and how to apply it, contact the CN Law Department.

EXAMPLE

Q
Jonathan is an account manager for one of our major customers. Relations have been a bit “rocky” recently and he is concerned that CN might be sued. Should Jonathan save his e-mail correspondence with the customer’s account manager?

Yes.
Any document or record, including any e-mails, must be kept until the applicable retention period or the legal “hold” period (whichever is later) has expired.
If an adversarial situation is possible, then no document concerning the potential litigation should be altered, deleted or destroyed.
If you are uncertain as to whether or not to preserve documents (including e-mails), contact the CN Law Department.

CN IS AN ACTIVE MEMBER OF THE COMMUNITIES IN WHICH WE OPERATE. IT IS IMPORTANT THAT WE DO THE RIGHT THING IN MANAGING OUR RELATIONSHIPS WITH THESE COMMUNITIES AND THE GOVERNMENTS THAT SERVE THEM.

COMMUNITY ACTIVITIES AND INVESTMENT

CN is committed to building safer, stronger communities. We support communities through employment, by paying taxes and through other economic benefits. But we have a responsibility to go further. We are a concerned corporate citizen in the towns and cities where CN employees live and work. CN demonstrates this commitment through responsible community investment by supporting registered, not-for-profit organizations.

Through our community investment program, the “CN Stronger Communities Fund,” we work with registered, not-for-profit groups in Canada and the U.S. on opportunities consistent with our expertise, business strengths and resources. This allows us to share our knowledge and experience.

CN receives more requests from worthwhile projects than it can possibly support. We must focus on those requests through charitable donations, gifts-in-kind, scholarships and sponsorships in those areas where we can have the most impact.

All intended corporate donations must be evaluated by the CN Public Affairs Department using the community investment program guidelines. After consulting with Public Affairs, funding of local projects may be made in certain cases even though they represent an exception to the program guidelines. If you have any questions, contact the CN Public Affairs Department.

DOING THE RIGHT THING

If approached by an organization, refer them to the community investment program Web page at: www.cn.ca/community. No request under the community investment program will be evaluated until a request is duly submitted online.

Don’t commit to any organization before the request has been evaluated by Public Affairs.

Do not solicit other CN employees for charities except for minimal amounts unless approved by the CN Public Affairs Department.

POLITICAL ACTIVITIES

CN actively and openly communicates with all levels of governments and legislators in Canada and the United States. This includes communicating Company and industry views on:

•	proposed legislation and regulations;
•	government programs and policies that can affect our operations and our ability to conduct business;
•	key CN initiatives.

This is an integral part of the democratic process. All contacts with government or public officials must respect government relations and lobbying legislation in the local jurisdiction. They must also respect CN’s own high ethical standards. Preserving CN’s reputation, image and integrity must always be the main consideration.

LOBBYING ACTIVITY IN CANADA

The Canadian Lobbying Act mandates an increased level of transparency for lobbyists in their dealings with the Government of Canada. It also defines the types of activities that are considered “registerable lobbying.” These include communications with those who hold public office about:

•	the making or amending of federal laws, regulations, policies or programs;
•	obtaining a federal grant, contribution or other financial benefit.

They do not include:

•	requests for information;
•	providing normal sales and marketing information;
•	help in interpreting or enforcing any laws that apply to CN.

Companies are required to register under the Act and list the departments and agencies of government they deal with. They must also provide a general account of the subjects on which they carry out lobbying activities. A corporate in-house lobbyist must file his or her own lobbyist registration if his or her lobbying activities constitute a “significant part” of their work duties. This is defined as 20% or more of an employee’s time. The senior officer in an organization must ensure all employees who lobby are registered if their combined lobbying activity would constitute 20% or more of the duties of one employee.

Also under the Act, companies are required to file monthly reports revealing any communications (face-to-face meetings or phone conversations) they have had with “Designated Public Office Holders” in the previous month. This includes members of Parliament, senators, ministers, ministerial staff and public servants at the level of Assistant Deputy Minister or higher. Casual unscheduled conversations at social events are not reportable.

CN is registered under the Act and expects that all of its employees will conform to it. Any employee who deals with the Government of Canada is required to determine whether they need to be included in CN’s registration. They must also determine whether they have had any communications that need to be included in CN’s monthly report to the Commissioner of Lobbying.

If CN employees undertake any meetings or conversations that may meet the definitions in the Act, they must inform CN Government Affairs for inclusion of these activities in CN’s monthly report.

LOBBYING ACTIVITY IN THE UNITED STATES

Lobbying reform legislation put in place in late 2007 prohibits CN and other companies from offering or providing any “gift” to a member or employee of Congress. A “gift” is anything of value, from a cup of coffee, to a book or a meal, or a ride from the airport. Anything that has a monetary value is considered a “gift” under the law. Many states have similar laws as well.

CN employees are prohibited from providing anything of monetary value to a congressional member or employee, to a U.S. federal official, a state official or to a government employee in states where such activity is prohibited by law.

In addition, federal and state laws regulate and define “lobbying” differently in every jurisdiction. Contacts with legislative and executive branch agencies, officials and employees could trigger lobbying registration, depending on the type of contact or communication. Because of that, CN’s policy is that no individual communicate with or contact a U.S. government agency on behalf of the Company without prior consultation with the CN Government Affairs Department.

CN also must file periodic reports with the U.S. Congress listing any employee who spends 20% of his or her time or more lobbying U.S. federal government officials on CN’s behalf. CN files lobby registration reports in states where CN operates as well.

DOING THE RIGHT THING

Refrain from offering or providing any “gift” to a member or employee of Congress or asking the Company to reimburse you for any costs associated with a member of Congress or congressional employee.

Refrain from responding to or initiating a contact or communication with a legislative or executive branch government agency or official prior to authorization or clearance from the CN Government Affairs Department.

Contact the CN Government Affairs Department if you have any questions about the policies in Canada and the United States for any interaction at the federal, provincial/state or municipal levels.

POLITICAL CONTRIBUTIONS AND ACTIVITIES

CN strictly follows the law when it comes to making contributions in Canada and the United States to political parties, political organizations or their representatives. We also take part in party politics, including fundraising activities, only as permitted by law. No corporate funds or assets can be loaned or contributed to any political party or organization or to a candidate or elected politician, unless allowed by law and authorized by the CN Government Affairs Department.

At CN, we have a responsibility to participate in public debate on certain policy issues – specifically on issues that may have an impact on our legitimate business goals, and matters that may affect the communities where we operate.

CN employees and agents who work with various governments to present CN’s point of view must know and obey the relevant laws at all times.

As a U.S. employee, you may make a financial contribution to a company Political Action Committee (PAC). Political Action Committees provide corporations and their workforces with a practical means of participating in the political process. They also advance corporate goals through voluntary donations by employees.

Our U.S. operations’ PAC is registered with the U.S. Federal Election Commission and complies with the regulations implemented by that agency. CN employees who are U.S. citizens or have permanent resident status and who wish to voluntarily donate from personal funds to the PAC should contact the Vice-President – Public and Government Affairs.

As either a U.S. or Canadian citizen, you can participate in the legitimate political process on your own time and away from CN property. You may also choose to run for political office at any level of government on your own time and at your own expense.

Before running for political office you must notify your supervisor. If elected, you must disclose your elected position to the CN Law Department and avoid any conflict of interest between your elected position and your responsibilities at CN.

In the United States:

If you run for political office, you may be eligible for unpaid leave of absence while campaigning. If elected, you may be eligible for unpaid leave of absence for the duration of your term of office.

In Canada:

Subject to applicable laws, leave will not be granted to campaign on behalf of others or to hold office in a political organization.

If you have any questions about CN’s government relations programs, or about political activities in Canada or the U.S., you should contact the CN Government Affairs Department.

DOING THE RIGHT THING

Do not contribute to candidates or political or activist organizations from Company funds, even when local laws and regulations permit it, unless you are authorized by the CN Government Affairs Department.

Speak out on community issues of importance to you, but do not ever give the impression that you are speaking on behalf of CN. All employees, especially those in leadership positions, should be aware that they still could be perceived by others as representing the Company.

Avoid using Company time, telephones, e-mail, communications services or systems, or any other type of Company resource to solicit for a political campaign or candidate.

Avoid lending Company property for use in a political campaign.

SOME EXAMPLES

Q	Renée’s sister-in-law is running for office in a local election, and she has asked her to write a letter to the editor of the local newspaper using her CN letterhead. Is this OK?

No.
We encourage employee participation in all aspects of the political process, but Renée cannot appear in any way to be representing CN, unless she is officially designated to do so.

Q	Mei’s supervisor wants her to do research for a national environmental pressure group that she supports. It’s a good cause, but should Mei be doing this while at work?

No, this is not appropriate use of time on the job.
Mei should speak to her supervisor and raise the concern that such work would contravene the Code of Business Conduct and could cause a conflict of interest.
If the supervisor tells Mei to do the work anyway, Mei should contact the Human Resources Department or the CN Law Department.

78-79

REPORTING VIOLATIONS AND COMPLIANCE

CN’S HOTLINE
1-800-925-5974 | www.reportanissue.com

CN’S OMBUDSMAN
E-mail:	ombudsman@cn.ca

Mail:	CN Office of the Ombudsman
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
Canada

Tel.:	514-399-5581
1-866-226-8968

Fax:	514-399-6910
1-866-991-6184

COMPLIANCE STANDARDS AND PROCEDURES

FOLLOWING THE STANDARDS OF THIS CODE AND UNDERLYING POLICIES IS A SERIOUS MATTER AT CN.
•	High standards of business conduct are critical to maintaining public confidence;
•	Violations can hurt our relationships and reputation with our customers, suppliers, investors and partners;

•	Such violations can even result in our loss of the privilege to do business in Canada, the United States or elsewhere.

CN will take all reasonable steps to respond appropriately, promptly and consistently to violations or potential violations outlined in this Code.

This may include disciplinary action up to and including
•	Termination of employment
•	Contract termination
•	Other legal action such as seeking damages

REPORTING ACCOUNTING AND AUDITING MATTERS

CN has a confidential method for employees to use when reporting potential or real wrongdoing concerning accounting or auditing matters. Investigations are reported to the CN Board of Directors. Employees or other related parties can express their concerns about these matters by calling CN’s Hotline or by communicating electronically. Refer to the section called “Getting Help” for contact information.

All CN employees are strictly prohibited from coercing, manipulating, misleading or fraudulently influencing the Company’s internal or external auditing process.

REPORTING VIOLATIONS UNDER THE CODE

This Code of Business Conduct covers CN’s fundamental principles governing ethical business conduct. It also deals with the responsibilities for overseeing and reporting violations. All employees have an individual responsibility to report in good faith any activity that violates or appears to violate this Code, the law or regulations.

If you believe that any employee has violated a provision of our Code, it is critical that you bring the matter in good faith to the attention of your supervisor or your Human Resources representative by telephone, e-mail or mail. Refer to the section called “Getting Help” for contact information. CN will take all necessary steps to provide corrective action.

CN’S OMBUDSMAN

The Office of the Ombudsman provides a confidential, objective and informal avenue which offers advice to both internal and external parties and facilitates fair and equitable resolutions to concerns of any nature which arise in the organization or in the community. The Ombudsman is independent and reports directly to CN’s Board of Directors, through the Corporate Governance and Nominating Committee.

The Ombudsman helps individuals to:

•	Evaluate the situation;
•	Assess their attempts to resolve the situation;
•	Inform them about existing CN policies, procedures and available means of problem-solving; and
•	Explore various options and potential actions.

Please remember that prior to contacting the Office of the Ombudsman to address an issue, we encourage you to use the appropriate internal reporting mechanism. Most issues should first be escalated through your supervisor, your Human Resources representative or the CN Law Department prior to you contacting the Office of the Ombudsman.

All requests made to the CN Ombudsman are handled promptly and in strict confidence unless disclosure is required by law. The CN Ombudsman suggests that you provide contact information (name, telephone number, e-mail address) to enable the Ombudsman to contact you when necessary, although anonymous reporting is also welcome.

The various ways to contact the Office of the Ombudsman are listed below. In addition, the Office has a confidential voicemail available 24 hours a day on which you can leave a message.

E-mail:	ombudsman@cn.ca
Mail:	CN Office of the Ombudsman
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
Canada
Tel.:	514-399-5581 / 1-866-226-8968
Fax:	514-399-6910 / 1-866-991-6184

CN’S PROMISE

All good faith inquiries will be handled promptly and confidentially unless disclosure is required by law or is necessary to conduct a review or negotiation.

You will not be penalized, discharged, demoted, or suspended, nor will you suffer any retaliation for reporting potentially unethical conduct in good faith.

There will also be no repercussions for seeking guidance on how to handle suspected illegal acts or violations of the rules.

Human Resources Centre
1-877-399-5421

CN Law Department
514-399-6627
1-866-996-6627

CN’S Ombudsman
1-866-226-8968

INDEX

A	Accounting	81
	Alcohol	26, 27
	Amendments	10
	Antitrust	41, 42, 43
	Asset	51
	Auditing	81

B	Bribery	45, 46, 48

C	Code	9, 10, 15, 82
	Communication	19, 63, 74, 75
	Community	58, 71, 77, 82
	Competition	19, 41, 42, 43, 44
	Competitor	2, 37, 41, 43, 44, 65
	Confidentiality	52, 54, 57, 58, 60, 67
	Conflict	37, 38, 39, 40, 41, 45, 76, 77
	Contractor	10, 37, 40
	Corruption	45
	Customer	37, 42, 44, 47, 48, 54, 66, 68

D	Delivering Responsibly	31
	Disclosure	19, 43, 44, 56, 57, 58, 63, 83
	Diversity	28
	Drug	26, 27
	Duty	15, 24, 26, 29, 38, 79, 80

E	Entertainment	38
	Environment	15, 21, 22, 23, 28, 30, 31, 32

F	Finance
	Financial	19, 46, 48, 53, 56, 58, 64, 72, 75

G	Gift	38, 39, 74
	Government Affairs	73, 74, 75, 76

H	Harassment	28, 29, 30
	Hotline	80, 81
	Human Resources	2, 9, 13, 14, 15, 27, 29, 30, 39, 41, 77, 82, 83

I	Information Security	61
	Integrity	4, 13, 15, 18, 19, 36, 51, 58, 60, 72
	International	45, 47, 48
	Investor Relations	8, 19

L	Law	43, 51, 53, 55, 57, 74, 75, 77, 82, 83
	Legal	2, 46, 53, 55, 63, 66, 68, 81
	Lobbying	72, 73, 74

M	Money	45, 46, 48

N	Non-discriminatory	28

O	Ombudsman	8, 80, 82, 83
	Operations	13, 31, 45, 54, 56, 58, 72, 76

P	Police	23, 25, 27, 32, 51, 52
	Policy	2, 9, 23, 27, 28, 29, 42, 48, 56, 59, 60, 61, 63, 68, 74, 75
	Policies	2, 9, 23, 24, 26, 27, 32, 33, 61, 63, 67, 72, 75, 81, 82
	Political	72, 75, 76, 77
	Principles	4, 18, 28, 42, 64, 82
	Prohibited	23, 30, 42, 44, 51, 68, 74, 81
	Protection	51, 52, 53, 54, 55, 56, 57, 58, 59, 60, 61, 62, 63, 64, 65, 66, 67, 68
	Public Affairs	8, 19, 52, 57, 59, 71, 72

R	Report	13, 15, 27, 29, 30, 32, 33, 43, 47, 52, 58, 73, 79, 80, 82
	Reputation	4, 5, 9, 13, 15, 35, 36, 63, 72, 81
	Respect	19, 22, 23, 26, 28, 30, 43, 57, 64, 72
	Responsibilities	13, 14, 37, 39, 63, 76, 82
	Retention	66, 68

S	Safe	22, 23, 24, 26, 53, 60
	Security	23, 60
	Social media	63, 66
	Standards	4, 14, 15, 23, 24, 28, 31, 72, 81
	Suppliers	2, 10, 28, 37, 50, 52, 58, 63, 64, 65, 81

T	Tenets	19
	Trade	43, 44, 45, 46, 47, 48, 55, 56, 57

V	Vandalism	50
	Violation	13, 14, 15, 27, 56, 61
	Violence	23
W	Waiver	10

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 2, 2012	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel